EXHIBIT A

ISS RECOMMENDS STOCKHOLDERS VOTE FOR THE ELECTION OF ATLAS AND BLUE WOLF NOMINEES TO VERSO’S BOARD AND DELAWARE COURT ORDERS VERSO TO PRODUCE ADDITIONAL INFORMATION

ISS Highlights Verso Board’s Governance and Strategic Shortcomings and Recommends Stockholders Vote on the BLUE Proxy Card FOR the Election of Sean Erwin and Jeffrey Kirt

Delaware Chancery Court Finds Credible Basis to Infer Possible Mismanagement at Verso and Orders Verso to Produce Information Requested by Atlas

Greenwich, CT and New York, NY – January 21, 2020 – Lapetus Capital II LLC (together with its affiliates, “Atlas”), along with other participants in its solicitation, including BW Coated LLC (together with its affiliates, “Blue Wolf”), the beneficial owner of approximately 9.43% of the outstanding common stock in Verso Corporation (NYSE: VRS, the “Company” or “Verso”), today announced that Institutional Shareholder Services Inc. (“ISS”), a leading proxy advisory firm advising institutional investors on voting matters, has recommended that stockholders vote on the BLUE proxy card in support of Atlas’ and Blue Wolf’s nominees, Sean Erwin and Jeffrey Kirt. In addition, Atlas and Blue Wolf announced the Delaware Chancery Court found that Atlas presented facts sufficient to establish a credible basis for the Court to infer that there may have been entrenchment motives and possible wrongdoing affecting the strategic review process that led to the Pixelle transaction.

ISS Recommendation

In its report recommending stockholder vote on the BLUE proxy card in support of Atlas’ and Blue Wolf’s nominees, Sean Erwin and Jeffrey Kirt, ISS highlighted a history of questionable governance by the board of directors of Verso (the “Board”), including the following:1

•

“It is especially concerning that there was no board change before or during the strategic alternatives process, given that such a process can have an outsized impact on shareholders’ ability to realize value.”

•	“The timing of the board refreshment . . . appear[s] directly linked to this proxy contest.”

•

“The company’s executive succession planning looks subpar, as shown by its CEO changes in 2019. This fact pattern calls into question whether the company would have improved corporate governance, absent pressure from the dissident.”

•	“Taken as a whole, these items indicate that additional change at the board level is warranted.”

•	“Additionally, there does not appear to be a valid reason for the company not to have held a meeting since September 2018.”

ISS also commented on Verso’s inadequate disclosure and questionable capital allocation:2

•

“Furthermore, its August 2019 announcement of a large, $120 million capital investment program appeared short on details and financially questionable, especially given the low valuation at which Verso has historically traded.”

[1]	Permission to quote ISS neither sought nor obtained. Emphasis Added.
[2]	Ibid.

Commenting on the relevant skills and many qualifications of Atlas’ and Blue Wolf’s nominees, ISS said:3

•

“The dissident’s nominees have highly relevant skills and experience. Sean Erwin has experience as a director at two public companies and was CEO of Neenah Paper, Inc., whose products would appear to be similar to Verso’s. Timothy Lowe was CEO of Twin Rivers Paper Company and previously held executive and operational roles at other paper and pulp companies. Jeffrey Kirt brings financial knowledge and an investor’s viewpoint, as he has an extensive background with investments in industrial companies.” (Emphasis added.)

•

“The dissident nominees seem qualified to contribute industry expertise and an investor perspective, which could better align the board with the interests of shareholders. As such, votes for two of the three dissident nominees, Sean Erwin and Jeffrey Kirt, are warranted on the dissident (BLUE) card.”

Finally, commenting on Verso’s proposal to ratify its recently adopted poison pill, ISS said:4

•

“While the poison pill has a one-year term, less than the three-year threshold, and has been submitted to a shareholder vote, its 15 percent trigger fails to meet [ISS’s suggested] 20 percent threshold. Moreover, the poison pill does not include a qualifying offer clause. Given the concerns inherent with these features, support for this proposal is not warranted.”

Commenting on the ISS recommendations, Tim Fazio, Managing Partner of Atlas, said, “We are gratified that ISS has recognized the many governance shortcomings of the Board and has supported our case for change by recommending the election of Sean Erwin and Jeffrey Kirt. We urge stockholders to also vote for Timothy Lowe, who holds ‘highly relevant skills and experience,’ as acknowledged by ISS.”

Commenting further, Mr. Fazio said, “In our view, the addition of these three independent voices is crucial to foster change and unlock value at Verso. We are confident our three highly-qualified, independent nominees will leverage their industry and operating experience to promote the development and implementation of a viable long-term strategy to operate and reposition the business.”

Delaware Chancery Court Ruling

On January 17, 2020, the Delaware Court of Chancery found that Atlas presented facts sufficient to establish a credible basis for the Court to infer that there may have been entrenchment motives and possible wrongdoing affecting the strategic review process that led to the Pixelle transaction. The Court found a few facts most compelling, including that the compensation of the Verso directors as an incentive to stay in office was “a logical point.” Accordingly, the court ordered Verso to produce certain information previously sought by Atlas in its lawsuit to investigate whether the Board engaged in wrongdoing related to the strategic review process.

VOTE TODAY!

Now is the time to vote your shares. Atlas and Blue Wolf encourage you to vote on the BLUE proxy card today FOR the election of all THREE (3) of its highly-qualified independent nominees—Timothy Lowe, Sean Erwin and Jeffery Kirt.

[3]	Ibid.
[4]	Ibid.

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Atlas Holdings is an industrial holding company with a portfolio of 20 companies with aggregate annual revenues of approximately $5 billion, operating approximately 150 facilities and employing more than 18,000 people globally. Although we are engaged in a variety of industrial sectors, Atlas Holdings has been successfully investing in the pulp, paper and packaging industries since our formation in 1999, including specifically in the subsectors in which Verso participates — specialty paper, graphic paper, packaging paper and pulp. We generate profits for our investors by investing in underperforming businesses and unlocking the full potential of those companies over the long term. Atlas Holdings has a total of approximately $3.0 billion of committed capital under management, including $1.7 billion in its third investment fund.

Blue Wolf Capital Partners is a middle market private equity firm whose partners have decades of experience investing in and growing companies. Blue Wolf transforms companies strategically, operationally and collaboratively. Blue Wolf manages challenging situations and complex relationships between businesses, customers, employees, unions and regulators to build value for stakeholders. For over a decade Blue Wolf has been an active investor in pulp, paper and forest products companies with a highly successful track record. Blue Wolf has over $1.6 billion in committed capital.

IMPORTANT INFORMATION

On December 31, 2019, Lapetus Capital II LLC (“Lapetus”), together with the other participants in Lapetus’ proxy solicitation (the “Participants”), filed a definitive proxy statement and accompanying BLUE proxy card with the Securities and Exchange Commission (the “SEC”) to be used to solicit proxies in connection with the 2019 annual meeting of stockholders of Verso Corporation (the “Company”). LAPETUS STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF THE COMPANY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION ABOUT THE IDENTITY OF THE PARTICIPANTS IN THE SOLICITATION AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS THEREIN. The Definitive Proxy Statement and a form of proxy is available to stockholders of the Company at no charge on the SEC’s website at http://www.sec.gov and is also available, without charge, on request by contacting Lapetus’ proxy solicitor Harkins Kovler, LLC by telephone at the following numbers: 1 (212) 468-5380 (banks and brokers call collect) or toll-free at 1 (877) 339-3288.

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